File No. 70-9055



                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                               AMENDMENT NO. 1 TO

                              FORM U-1 APPLICATION

                                    UNDER THE

                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                 -----------------------------------------------


                       PUBLIC SERVICE COMPANY OF OKLAHOMA
                               212 East 6th Street
                           Tulsa, Oklahoma 74119-1212

                   (Names of company filing this statement and
                     address of principal executive office)
               ---------------------------------------------------


                       CENTRAL AND SOUTH WEST CORPORATION

                 (Name of top registered holding company parent)
               ---------------------------------------------------


                               William R. McKamey
                                 General Manager
                       Public Service Company of Oklahoma
                               212 East 6th Street
                           Tulsa, Oklahoma 74119-1212

                           Wendy G. Hargus, Treasurer
                       Central and South West Corporation
                          1616 Woodall Rodgers Freeway
                               Dallas, Texas 75202

                              Joris M. Hogan, Esq.
                         Milbank, Tweed, Hadley & McCloy
                             1 Chase Manhattan Plaza
                            New York, New York 10005

                   (Name and addresses of agents for service)





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     Public Service Company of Oklahoma,  an Oklahoma  corporation ("PSO") and a wholly-owned electric utility subsidiary of Central and South West Corporation ("CSW"), a Delaware corporation and a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), hereby files this Amendment No. 1 to the Form U-1 Application in File No. 70-9055 to amend and restate the Application in its entirety.
Item 1.  Description of Proposed Transaction
                  PSO hereby requests authority to purchase shares of common stock of SCIENTECH, Inc., an Idaho corporation ("SCIENTECH"), as described below. Business of SCIENTECH, Inc.
                  SCIENTECH is a privately owned company that provides services (and some ancillary and minor products, such as replacement parts and components for commercial nuclear facilities) to the nuclear utility industry (the "utility services business"), and under contracts relating to the nuclear industry with the Department of Energy, the Department of Defense and the Nuclear Regulatory Commission (the "government agency services business"). Historically, SCIENTECH has provided a majority of its services to government agencies in support of the nuclear utility market. Over the past three years, however, SCIENTECH has adopted a strategy of reducing its reliance upon government contracts and applying its expertise to capture a greater share of the utility market. In September 1996, SCIENTECH purchased the business and a portion of the assets of Halliburton NUS Company, a nuclear utility service provider; these assets were primarily customer accounts receivable and


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other current  assets  relating to  Halliburton  NUS Company's  utility  service customers. While a majority of SCIENTECH's $53 million of actual revenues for its fiscal year ended January 31, 1997 came from government contracts, on a pro forma basis, including the NUS acquisition, SCIENTECH's utility services business would have accounted for approximately 48% of its total revenues of approximately $70 million, and government contracts would also have accounted for approximately 48% of its total revenues.
                  SCIENTECH's  utility  services  business  is aimed at electric
utilities,   which  are   restructuring   and  outsourcing  in  an  increasingly
competitive environment. In particular, SCIENTECH provides services (including engineering and other services), systems (including security systems), and instruments, which describe, regulate, monitor and enhance the safety and reliability of plant operations and their environmental impacts. SCIENTECH's diverse services and products are of particular value to U.S. electric utilities. Nearly 40% of SCIENTECH's utility services business involves the analysis and evaluation of operational safety and risk using proprietary
software.   Approximately  20%  of  SCIENTECH's  utility  services  business  is associated with engineering and operational support activities involving nuclear materials and facilities, design and installation of microwave transmission systems, and training and simulator instruction for nuclear power plants. Approximately 10% of SCIENTECH's utility services business is involved with the design and installation of enhanced physical security systems, and another 10% of its utility services business involves support

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services related to environmental compliance and cleanup. Information management and other network services provide 15% of revenues and involve power plant and nuclear plant support services among others. The other 5% of its utility services business is derived from software sales, which includes software used to support power plant operations.
                  SCIENTECH's   government  agency  services  business  consists
principally of the design and installation of enhanced physical security systems and work requiring skills in safety analysis and assessment, knowledge of safe
and  secure  handling  of  nuclear   materials,   technical  review,   technical
policy-making and technical policy  implementation.  Principal customers are the
Department   of  Energy  and  the   Nuclear   Regulatory   Commission   in  many
utility-oriented activities. Recently, the Nuclear Regulatory Commission awarded SCIENTECH the contract to promote, maintain and service two different safety analysis computer codes developed by the U.S. Government for nuclear power plants.
                  SCIENTECH also applies some of its expertise to applications outside of the government and utility industries. It sells environmental services to mining operations, internet services to non-utilities and risk and reliability services to the industrial sector. Revenue from these services totaled approximately $2 million for the fiscal year ended January 31, 1997, which was approximately 3% of SCIENTECH's total revenue. Based on SCIENTECH's present business strategy and its view of optimum growth opportunities, it is anticipated that SCIENTECH will continue to provide the same or similar types of services to non-utility and non-governmental customers and that in the future

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the  percentage  of  SCIENTECH's  total  revenue  from sales of services to such customers will not materially increase.
                  SCIENTECH   also  provides  risk  and   reliability   services
internationally. These services, which totaled approximately $1.3 million for the fiscal year ended January 31, 1997, are currently being provided to governments of and/or utilities located in Canada, Japan, Korea and former Soviet Block countries. Approximately 75% of these services are being funded under contract with the Department of Energy and the Nuclear Regulatory Commission. Most of the remaining work is performed under direct contract with Japanese and Canadian utilities.
                  SCIENTECH has four wholly-owned subsidiaries, three majority-owned subsidiaries and one minority-owned subsidiary.
SCIENTECH's wholly-owned subsidiaries are:  UNC Analytical
Services, Inc. (d/b/a Belfort Engineering and Environmental
Services, Inc.) ("UNC"), Grant Environmental, Inc. ("Grant"), NUS
Information Services, Inc. ("NUS Information") and NUS
Instruments, Inc. ("NUS Instruments"). UNC provides engineering services, primarily safety and environmental services, to U.S.
government agencies and U.S. government prime contractors. Grant provides environmental engineering to commercial customers. NUS
Information provides utility database access, research and analysis services to utility companies on a subscription basis.
NUS Instruments manufactures and re-manufactures electronic control panels for utility control/operations rooms.
                  SCIENTECH's majority-owned subsidiaries are:  SRVNet,
Inc. ("SRVNet"), Technology Applications, Inc. ("TAI") and
SCIENTECH de Venezuela, Inc. ("SDV").  SRVNet provides internet

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access  services to subscribers in Eastern  Idaho.  TAI provides  nuclear safety engineering services to utilities in the former Soviet Block countries, usually under U.S. Government funding. SDV markets and installs information systems and provides network consulting services, including data safety and integrity consulting, in Venezuela.
                  SCIENTECH's only minority-owned subsidiary is SEMTECH, Inc., which provides services in support of minerals exploration and nuclear safety engineering activities in Kazakhstan.
The Proposed Transaction
                  PSO has entered into a Stock Purchase Agreement, dated as of June 2, 1997 (the "Stock Purchase Agreement"), between Dr. Lawrence J. Ybarrondo, Chairman of the Board of Directors and founder of SCIENTECH (and certain related trusts and family members) (collectively, the "Sellers") and PSO. Pursuant to the Stock Purchase Agreement, and subject to certain conditions including receipt of an order from the Securities and Exchange Commission (the "Commission") approving this Application, PSO shall purchase from the Sellers, at a purchase price of $6.00 per share, or an aggregate purchase price of $3,036,000, an aggregate of 506,000 shares of SCIENTECH common stock (the "Shares"), representing approximately 25% of the outstanding capital stock of SCIENTECH. The Shares shall consist of 70,000 shares of Class A Voting Common Stock ("Class A Stock") (representing 4.5% of the Class A Voting Common Stock to be outstanding immediately following the consummation of PSO's purchase of the Shares) and 436,000 shares of Class B Nonvoting Common Stock ("Class B Stock", and together with the Class A stock, the "Common Stock")

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(representing  100% of the  Class B  Nonvoting  Common  Stock to be  outstanding immediately following the consummation of PSO's purchase of the Shares). In addition, PSO has been granted an option (the "Option") to purchase, subject to and conditioned upon approval by the Commission of this Application, an additional 206,000 shares of Class B Nonvoting Common Stock from the Sellers not later than September 2, 1998, at a purchase price per share of $9.00. The acquisition of the Shares and the Option, and of the shares subject to the Option upon exercise thereof, will be funded by PSO out of internally generated funds.
                  SCIENTECH's capitalization as of June 2, 1997, consisted of 2,105,364 shares of Class A Stock and no shares of Class B Stock. Each share of Class A Stock entitles its holder to one vote on any matter coming before the SCIENTECH shareholders for a vote. The holders of Class B Stock shall not be entitled to vote on any matter coming before the shareholders, except that no amendment to SCIENTECH's Articles of Incorporation may be effected without the affirmative vote of holders of a majority of the outstanding shares of Class B Stock. Each holder of Class A Stock shall have the right at any time, at the option of such holder, to exchange each share of Class A Stock, without payment of any further consideration, into one share of fully paid Class B Stock, and each holder of Class B Stock shall have the right at any time, at the option of such holder, to exchange each share of Class B Stock, without payment of any further consideration, into one share of fully paid Class A Stock. In all other respects, each share of Class A Stock and Class B Stock issued and outstanding shall be identical.

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                  PSO  and  the  Sellers   have  also  entered  into  an  Escrow
Agreement, dated as of June 2, 1997, with a neutral, independent escrow agent (the "Escrow Agreement"), pursuant to which certificates representing the Shares and the purchase price therefor have been deposited with an escrow agent until the Commission has acted on this Application. If all of the conditions to the Escrow Agreement are satisfied, upon notice by PSO to the escrow agent that the Commission has issued an appropriate order approving this Application, (i) the escrow agent will deliver to SCIENTECH the certificates representing the Shares,
(ii) SCIENTECH will convert 436,000 of the Shares from Class A Stock to Class B Stock and redeposit the certificates representing the Shares with the escrow agent, and (iii) upon redeposit of the certificates representing the Shares, the escrow agent will promptly deliver the certificates representing the Shares to PSO and the purchase price to the Sellers. Accordingly, the 436,000 shares will not be Class A Stock when PSO obtains control over such shares. PSO will not take any action that would cause it to own or control, and at no time will PSO own or control, more than 4.9% of the outstanding voting stock of SCIENTECH.
                  PSO and each SCIENTECH shareholder have entered into a Shareholders Agreement, dated as of June 2, 1997 (the "Shareholders Agreement"), whereby the shareholders have agreed that for so long as PSO holds 10% or more of the outstanding SCIENTECH Common Stock on a fully diluted basis (without regard to the voting rights thereof), PSO shall have the right to designate one member of the Board of Directors, which shall

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consist of a minimum of six members, and which currently consists of 11 members.
In addition, the shareholders have agreed that in all cases where the number of directors is greater than six, such additional directorships shall be filled only with independent directors. Finally, SCIENTECH has agreed that, without first obtaining PSO's consent, it will not issue any Common Stock, on a fully diluted basis, at a price lower than $6.00 per share, proportionately adjusted
to  reflect  any  stock   dividend,   stock   split,   combination   of  shares,
reclassification, recapitalization, automatic conversion, redemption or other similar event affecting the number or character of outstanding shares of Common Stock.
                  PSO has also entered  into a  Registration  Rights  Agreement, dated as of June 2, 1997 (the "Rights Agreement"), among SCIENTECH and each of its larger shareholders (not including SCIENTECH's Employee Stock Ownership
Plan). The Rights Agreement provides that at any time after February 1, 2001, and before February 1, 2011, upon written request by the holders of at least 60% of the outstanding Common Stock in the case of registration on any form other than Form S-3, and 50% of the outstanding Common Stock in the case of registration on Form S-3, SCIENTECH shall use its best efforts to register with the Commission the shares which SCIENTECH has been so requested to register by such holders.
                  The  Stock  Purchase  Agreement  provides  that,  in the event approval or denial of this Application is not received from the Commission prior to August 16, 1997, the Stock Purchase Agreement, the Escrow Agreement, the
Rights Agreement and the Shareholders Agreement shall be rescinded, the certificates

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representing the Shares shall be returned to the Sellers, and the purchase price shall be returned to PSO.
Services to the CSW System
                  SCIENTECH, through its NUS Information subsidiary, has performed a small amount of work at the South Texas Project ("STP"), a nuclear generating facility partially owned by a CSW subsidiary, Central Power and Light Company. Currently, STP is subscribing to four informational database services provided by NUS Information. It also has an open work order with NUS Information for database maintenance, although no work has been performed under this contract this year. No other services are presently being provided by SCIENTECH or its subsidiaries to CSW or its affiliate companies. After consummation of the proposed investment, SCIENTECH and/or its subsidiaries may provide additional services or products to CSW and its affiliate companies without additional Commission approval, although no such services or products have been identified. Subsequent to PSO's proposed purchase of common shares of SCIENTECH, SCIENTECH will not be an affiliate, as defined in Section 2(a)(11) of the Act, of PSO, CSW or any of their affiliate companies. As such, transactions between CSW or any of its affiliate companies will not be "affiliate transactions" requiring Commission approval under Section 13(b) of the Act. Request For Authority
                  PSO hereby requests authority to acquire the Shares and the Option, and to acquire the shares subject to the Option upon the exercise thereof, as described herein. To the extent that

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any  other  aspects  of the  proposed  investment  requires  authority  from the
Commission, PSO hereby requests the same.
                  PSO agrees to file semi-annual certificates of notification, no later than sixty (60) days after the end of each semi-annual period, concerning the business activities carried out pursuant to any order approving this Application, which certificates of notification shall contain, inter alia, the following information: (i) a description of the types of services performed by SCIENTECH during the period; (ii) a description of any services provided to PSO or CSW or any other CSW affiliate by SCIENTECH during the period; (iii) a statement of any dividends or interest paid to PSO, both for the period and cumulatively, as a result of its equity interests in SCIENTECH; and (iv) a statement regarding the purchase by PSO of any additional shares of SCIENTECH pursuant to the Option. Item 2. Fees, Commissions and Expenses
         PSO estimates that the approximate amount of fees and expenses payable in connection with the transactions described herein is as follows:
                Legal Fees and Expenses

Milbank, Tweed, Hadley & McCloy
New York, New York...................           $  5,000

Doerner, Saunders, Daniel
& Anderson
Tulsa, Oklahoma......................           $ 20,000

Miscellaneous and incidental
expenses including travel,
telephone and postage................               500
                                               --------
                                               $ 25,500
                                               ========


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Item 3.         Applicable Statutory Provisions
                General
                Sections 9, 10 and 11 of the Act and Rule 23 under the Act are or may be applicable to the proposed investment described herein. Section 9(a) of the Act makes unlawful the acquisition by a subsidiary of a registered holding company of "any securities . . . or any other interest in any business" without the prior approval of the Commission under Section 10. Under Section 10(c)(1), the Commission may not approve an acquisition of securities or any other interest in any business if the proposed acquisition is "detrimental to the carrying out of the provisions of Section 11". Under Section 11(b)(1), the Commission must limit the operations of public utility holding companies and their subsidiaries to such other businesses as are reasonably incidental, or economically necessary or appropriate, to the operations of such integrated public-utility system. The Commission may permit as reasonably incidental, or economically necessary or appropriate, to the operations of one or more integrated public-utility systems the retention of an interest in any business (other than the business of a public-utility company as such) which the Commission shall find necessary or appropriate in the public interest or for the protection of investors or consumers and not detrimental to the proper functioning of such system or systems.
                The proposed investment by PSO in SCIENTECH satisfies the requirements of Sections 9(a)(1) and 10 in that it is incidental, and economically necessary or appropriate, to PSO's core business of generating, transmitting and distributing

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electric  energy.  The proposed  investment  is also  appropriate  in the public interest and is not detrimental to the proper functioning of PSO or the CSW system. PSO's investment in SCIENTECH will be small relative to PSO's total financial resources. Risks to the financial position of PSO also will be limited because PSO will not be obligated to make further capital contributions beyond its initial equity investment. PSO will not seek recovery through higher rates from utility customers to compensate for possible future losses or inadequate returns on capital invested in SCIENTECH, so that PSO's shareholders will bear all risks associated with the proposed investment.
                Likewise,  the proposed  investment is  consistent  with Rule 58 under the Act. Paragraph  (b)(1)(vii) of Rule 58 would permit PSO to acquire the
securities  of  a  company  primarily   involved  in  the  "sale  of  technical,
operational, management, and other similar kinds of services and expertise, developed in the course of utility operations in such areas as power plant and
transmission  system  engineering,   development,   design  and  rehabilitation;
construction; maintenance and operation; ... environmental licensing, testing and remediation; and other similar areas". Except for the minor international element of its business, SCIENTECH would qualify as an Energy Related Company under paragraph (b)(1)(vii) of Rule 58. In this regard, it is noted that the Commission has permitted subsidiaries of registered holding companies to engage in certain energy-related activities outside of the United States. In Eastern Utilities Associates, Holding Co. Act Release No. 26135 (September 30, 1994), the SEC authorized EUA Cogenex Corporation, a subsidiary

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of  Eastern  Utilities  Associates,  to engage in  energy  and  demand-side management activities in Canada based upon the SEC's determination that such activities are "closely related" to EUA's core utility business. See also Northeast Utilities, Holding Co. Act Release No. 26108 (August 19, 1994). As in the above orders, the minor international element of SCIENTECH's business is closely-related to PSO's core utility business.
                The proposed investment also satisfies the two-pronged "functional relationship" test established by the United States Court of Appeals for the District of Columbia Circuit in Michigan Consolidated Gas Co. v. SEC, 444 F.2d 913 (D.C. Cir. 1971), which traditionally has been used by the Commission in applying Section 11(b)(1) of the Act. Under the "functional relationship" test, an integrated public-utility system may retain an interest in another business if (i) the additional business is "reasonably incidental or economically necessary or appropriate" to the integrated system, and (ii) the retention of the additional business is in the public interest. Michigan Consolidated at 916. As discussed in the preceding paragraphs, the proposed investment satisfies the first prong of the "functional relationship" test in that it is reasonably incidental and economically necessary and appropriate to PSO's core business. The proposed investment is also consistent with the orders cited in the footnote to the Commission's discussion of paragraph (b)(1)(vii) of Rule 58. (Holding Company Act Release No. 35-26313 at note 27 (June 20, 1995).) These orders authorize a variety of services to be rendered by new subsidiaries of the applicants to non-affiliated electric utility companies and

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others:  Southern Company,  Holding Company Act Release No. 22132 (July 17,
1981), authorizing the sale of "management, technical and training services to non-affiliates"; American Electric Power Company, Inc., Holding Company Act Release No. 22468 (April 28, 1982), authorizing the sale of "management, technical, and training expertise in the open, competitive market to non-affiliated entities including domestic and foreign governmental agencies, public utilities and other business concerns"; Middle South Utilities, Inc., Holding Company Act Release No. 22818 (January 11, 1983), as supplemented by
Holding Company Act Release No. 23152 (December 5, 1983), authorizing the operation of "a consulting business for profit, marketing to nonaffiliates management, technical, and training expertise developed by System companies"; and New England Electric System, Holding Company Act Release No. 22719 (November 19, 1982), authorizing the offering of "energy management services on the open, competitive market exclusively to non-affiliates, primarily the operators of large institutional, commercial, residential or industrial buildings ... including the installation of meters and controls on equipment, the modification or replacement of inefficient equipment, and the monitoring of energy consumption". Although the aforementioned orders are referred to as authorizing "consulting activities", they in fact authorize the provision of a wide variety of services related to core electric utility operations to public utilities and other customers without restriction by a so-called "50% limitation" discussed in In the Matter of CSW Credit, Inc., Holding Company Act Release No. 25995 (March 2, 1995).

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                    See also  Eastern  Utilities  Associates,  Holding  Co.  Act
Release No. 26232 (February 15, 1995), in which the Commission recognized that the plain language of Section 11 of the Act is a sufficient basis on which to grant authorization for the sale of services to non-affiliates, without a 50% limitation, when those services constitute a close complement to the applicant's core business. The services authorized by prior orders in the same matter included demand-side management and energy management services (and the sale of related products) and consulting services. The order also recognized that changes in the utility industry (in that case the substitution of efficiencies in energy use for the construction of additional generating capacity) could result in expanded views of what constitutes a part of, or is closely related to, the core business of a public utility company or system. Finally, PSO believes that its maintenance of equity interests in SCIENTECH will be consistent with GPU Nuclear Corporation, Holding Co. Act Release No. 26139 (October 7, 1994). In that order, GPU Nuclear Corporation was authorized to offer to non-affiliates a wide range of services to nuclear power plant operators similar to the services offered by SCIENTECH and based on expertise, resources and facilities developed in the course of GPU's core business operations.
     To the extent any other sections of the Act may be applicable to the proposed investment, PSO hereby requests appropriate orders thereunder.

Rule 54
No proceeds from the proposed investment will be used by CSW or any subsidiary thereof for the direct or indirect

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acquisition  of an  interest  in an exempt  wholesale  generator,  as defined in
Section  32 of the Act  ("EWG"),  or a foreign  utility  company,  as defined in
Section 33 of the Act ("FUCO"). Rule 54 promulgated under the Act states that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an EWG or a FUCO, or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company system if Rule 53(a), (b) and (c) are satisfied. As set forth below, all applicable conditions set forth in Rule 53(a) are, and, assuming the consummation of the transactions proposed herein, will be, satisfied and none of the conditions set forth in Rule 53(b) exist or will exist as a result of the transactions proposed herein.
                CSW's "aggregate investment" (as defined under Rule 53(a) of the Act) in EWGs and FUCOs as of March 31, 1997 was approximately $894 million, or about 47% of CSW's "consolidated retained earnings" as of March 31, 1997. CSW thus satisfies Rule 53(a)(1). CSW will maintain and make available the books and records required by Rule 53(a)(2). No more than 2% of the employees of CSW's operating subsidiaries will, at any one time, directly or indirectly, render services to an EWG or FUCO in which CSW directly or indirectly owns an interest, satisfying Rule 53(a)(3). And lastly, CSW will submit a copy of Item 9 and Exhibits G and H of CSW's Form U5S to each of the public service

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commissions having jurisdiction over the retail rates of CSW's operating utility subsidiaries, satisfying Rule 53(a)(4).
                None of the conditions described in Rule 53(b) exist with respect to CSW or any of its subsidiaries, thereby satisfying such rule and making Rule 53(c) inapplicable.

Item 4. Regulatory Approval

                No state regulatory authority and no federal regulatory authority, other than the Commission under the Act, have jurisdiction over the proposed transactions.

Item 5.   Procedure

                It is requested that the Commission issue and publish no later than June 20, 1997, the requisite notice under Rule 23 with respect to the filing of this Application, such notice to specify a date not later than July 14, 1997, as the date after which an order granting and permitting this Application to become effective may be entered by the Commission and the Commission enter not later than July 15, 1997, an appropriate order granting and permitting this Application to become effective.
                No recommended decision by a hearing officer or other responsible officer of the Commission is necessary or required in this matter. The Division of Investment Management of the Commission may assist in the preparation of the Commission's decision in this matter. There should be no thirty-day waiting period between the issuance and the effective date of any order issued by the Commission in this matter, and it is respectfully requested that any such order be made effective immediately upon the entry thereof.

Item 6.  Exhibits and Financial Statements
         Exhibit 1 - Preliminary Opinion of Milbank, Tweed, Hadley & McCloy, counsel to PSO.

         Exhibit 2 - Final or "Past Tense" opinion of Milbank, Tweed, Hadley & McCloy, counsel to the Company (to be filed with Certificate of Notification).

         Exhibit 3 - Proposed Notice of Proceeding.

         Exhibit 4 - Financial Statements of Public Service Company of Oklahoma, as of March 31, 1997.

         Exhibit 5 - Stock Purchase Agreement, dated as of June 2, 1997.

         Exhibit 6 - Form of Amended and Restated Articles of Incorporation of Scientech, Inc.

         Exhibit 7 - Escrow Agreement, dated as of June 2, 1997.

         Exhibit 8 - Shareholders' Agreement, dated as of June 2, 1997.

         Exhibit 9 - Registration Rights Agreement, dated as of June 2, 1997.

         Confidential Exhibit 10 - Financial Statements of SCIENTECH as at and for the fiscal year ended January 31, 1997 (to be filed by amendment).


Item 7.  Environmental Effects
                The proposed transaction does not involve major federal action having a significant effect on the human environment. To the best of PSO's knowledge, no federal agency has prepared or is preparing an environmental impact statement with respect to the proposed transaction.

                                S I G N A T U R E
                                - - - - - - - - -

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.
         Dated:  June 27, 1997



                                PUBLIC SERVICE COMPANY
                                OF OKLAHOMA



                             By:/s/WILLIAM R. MCKAMEY
                                   William R. McKamey
                                   General Manager

                                INDEX OF EXHIBITS

EXHIBIT                                                    TRANSMISSION
NUMBER                   EXHIBITS                             METHOD

  1                   Preliminary Opinion of Milbank,       Previously
                      Tweed, Hadley & McCloy, counsel         Filed
                      to the Company.

  2                   Final or "Past Tense" opinion of         ---
                      Milbank, Tweed, Hadley & McCloy,
                      counsel to the Company (to be filed
                      with Certificate of Notification).

  3                   Proposed Notice of Proceeding.        Previously
                                                              Filed

  4                   Financial Statements of Public        Previously
                      Service Company of Oklahoma, as of      Filed
                      March 31, 1997.

  5                   Stock Purchase Agreement, dated       Previously
                      as of June 2, 1997.                     Filed

  6                   Form of Amended and Restated          Previously
                      Article of Incorporation of             Filed
                      Scientech, Inc.

  7                   Escrow Agreement, dated as of         Previously
                      June 2, 1997.                           Filed

  8                   Shareholders' Agreement, dated        Previously
                      as of June 2, 1997.                     Filed

  9                   Registration Rights Agreement,        Previously
                      dated as of June 2, 1997.               Filed

 10                   Financial Statements of SCIENTECH       ---
                      as at and for the fiscal year ended
                      January 31, 1997.  (Confidential
                      Exhibit to be filed by amendment)